FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated May 3, 2005 announcing the delivery of two vessels to Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

                                      None.

Exhibit 1

[GRAPHIC OMITTED]

NEWS RELEASE for May 3, 2005, at 7:35 AM EDT
--------------------------------------------

Contact: Allen & Caron Inc.                         Christopher Georgakis, CEO
                  Joe Allen (investors)             Excel Maritime Carriers Ltd.
                  joe@allencaron.com                +30 210 45 98 692
                  Brian Kennedy (media)             info@excelmaritime.com
                  brian@allencaron.com
                  212 691 8087

     EXCEL MARITIME TAKES PHYSICAL DELIVERY OF MV ELINAKOS AND MV HAPPY DAY

PIRAEUS, GREECE (May 3, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken physical delivery of two Panamax bulk vessels, MV Elinakos at Taichung, Taiwan and MV Happy Day at Kohsichang, Thailand.

     MV Elinakos is a Panamax dry bulk carrier of approximately 74,000 dwt, built in 1997 in Japan; MV Happy Day, also a Panamax dry bulk carrier, is approximately 72,000 dwt built in 1997 in Japan. The Company agreed to acquire both on March 23, 2005.

     CEO Christopher Georgakis commented, "With the deliveries of MV Elinakos and MV Happy Day, the Company has successfully taken physical delivery of five new acquisitions in April, with a further five deliveries remaining for the forthcoming weeks."

About Excel Maritime Carriers Ltd
---------------------------------
     The Company is an owner and operator of nineteen dry bulk carriers with a total carrying capacity of 1,211,570 mt dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:

         Existing Fleet
         Name                         Dwt       Year Built    Type            Delivery Date
         Fighting Lady               146,313      1983     Capesize
         Almar I                     107,140      1979     Capesize

         Isminaki                     74,577      1998      Panamax
         Birthday                     71,500      1993      Panamax
         Powerful                     70,000      1994      Panamax
         Renuar                       70,000      1993      Panamax
         Elinakos                     74,000      1997      Panamax
         Happy Day                    72,000      1997      Panamax

         Lady                         41,090      1985     Handymax
         Swift                        37,687      1984     Handymax
         Goldmar                      39,697      1984     Handymax
         Marybelle                    42,552      1987     Handymax

         Lucky Lady                   27,422      1975     Handysize

         Total                       873,978

         New Acquisitions
         First Endeavour              69,111      1994      Panamax          Early May 2005
         Angela Star                  73,000      1998      Panamax         Early July 2005
         Forteza                      70,000      1993      Panamax         Early July 2005

         Emerald                      45,572      1998     Handymax          Early May 2005
         Princess I                   38,385      1994     Handymax          Late May 2005
         Attractive                   41,524      1985     Handymax      Second Half April 2005
         Total                       337,592

         Grand Total               1,211,570

Forward Looking Statement
-------------------------
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                    # # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  May 5, 2005                         By: /s/ Christopher J. Georgakis
                                               ----------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer
02545.0001 #569040